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SECURITIES ‖‖‖‖‖ 05039874 ‖‖‖‖‖ ON

ANNUAL AUDITED REPORT
FORM X-17A-5 (A)
PART III
Revised

SEC FILE NUMBER
8- 39071

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING___01/01/04___ AND ENDING___12/31/04___

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CHELA TECHNOLOGY PARTNERS, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

140 WEST 22ND STREET, SUITE 6B

(No. and Street)

NEW YORK   NY   10011

(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

PATRICK J. MARRON   (914) 632-8400

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BRICKMAN, DAVID M.

(Name – _if individual, state last, first, middle name_)

270 MADISON AVENUE, SUITE 1500   NEW YORK   NY   10016

(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant

must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

_3/29/05 S-3_

OATH OR AFFIRMATION

I, __AFSANEH NAIMOLLAH__ , swear (or affirm) that, to the best of
my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
__CHELA TECHNOLOGY PARTNERS, LLC__ , as
of __DECEMBER 31__ , 20 __04__ , are true and correct. I further swear (or affirm) that
neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account
classified solely as that of a customer, except as follows:

_____

_____

_____

Signature

Title

_____
Notary Public

DANIEL T. MARRONE
Notary Public, State of New York
No. 01MA4950808
Qualified in Suffolk County
Commission Expires May 3, 20 07

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent auditor's report on internal accounting control.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

CHELA TECHNOLOGY PARTNERS, LLC
(a limited liability company)

FINANCIAL STATEMENTS
AND SUPPLEMENTARY INFORMATION
PURSUANT TO RULE 17a-5(d)
(REVISED)

DECEMBER 31, 2004

WITH INDEPENDENT AUDITOR'S REPORT

DAVID M. BRICKMAN
CERTIFIED PUBLIC ACCOUNTANT

CONTENTS

	PAGE
INDEPENDENT AUDITOR'S REPORT	1
FINANCIAL STATEMENTS	
STATEMENT OF FINANCIAL CONDITION	2
STATEMENT OF OPERATIONS	3
STATEMENT OF CASH FLOWS	4
STATEMENT OF CHANGES IN MEMBERS' EQUITY	5
NOTES TO FINANCIAL STATEMENTS	6 - 7
SUPPLEMENTARY INFORMATION	
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1	8
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS PURSUANT TO RULE 15c3-3	9
INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS PURSUANT TO RULE 15c3-3	10
AUDITOR'S STATEMENT PURSUANT TO RULE 17a-5(d) (4)	11

DAVID M. BRICKMAN
CERTIFIED PUBLIC ACCOUNTANT

270 MADISON AVENUE, SUITE 1500
NEW YORK, NEW YORK 10016

(212) 687-7215
FAX: (212) 370-4024

INDEPENDENT AUDITOR'S REPORT

To the Members of
Chela Technology Partners, LLC

We have audited the accompanying statement of financial condition of Chela Technology Partners, LLC as of December 31, 2004, and the related statements of operations and changes in members' equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Chela Technology Partners, LLC as of December 31, 2004, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in pages 8, 9, 10 and 11 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

New York, NY
February 25, 2005

CHELA TECHNOLOGY PARTNERS, LLC
(a limited liability company)

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2004

ASSETS

Cash and cash equivalents	$ 37,242
Expense reimbursements receivable	3,546
Furniture, fixtures, equipment, and leasehold improvements, at cost, less accumulated depreciation of $47,190 and accumulated amortization of $38,832	19,537
Prepaid expenses	1,864
Rent security deposit	4,000
Goodwill	25,000
	$ 91,189

LIABILITIES AND MEMBERS' EQUITY

LIABILITIES

Accounts payable and accrued expenses	15,597
	15,597
MEMBERS' EQUITY	75,592
	$ 91,189

The accompanying notes are an integral part of these financial statements.

CHELA TECHNOLOGY PARTNERS, LLC
(a limited liability company)

STATEMENT OF OPERATIONS

YEAR ENDED DECEMBER 31, 2004

REVENUES

Advisory fees		$ 195,000
Expense reimbursements		36,205
Rental income		27,035
Interest and dividends		1,087
	Total Revenues	259,327

EXPENSES

Advertising		80
Amortization		9,137
Charity		300
Computer research		35,970
Consulting expenses		7,844
Conferences		1,895
Depreciation		9,930
Dues and subscriptions		2,158
Insurance		36,018
Legal and professional fees		11,639
Meals and entertainment		4,890
Miscellaneous		7,141
Moving expenses		6,400
NYS filing fees		1,812
Office rent expense		54,482
Office expenses		21,157
Payroll taxes		6,905
Payroll service		875
Postage and delivery		2,312
Printing		728
Regulatory fees		1,638
Salaries and wages		103,755
Telephone		14,124
Travel and transportation		41,947
	Total Expenses	383,137

NET INCOME $ (123,810)

The accompanying notes are an integral part of these financial statements.

CHELA TECHNOLOGY PARTNERS, LLC
(a limited liability company)

STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2004

CASH FLOWS FROM OPERATING ACTIVITIES:

Net income	$ (123,810)
Adjustments to reconcile net income to net cash	
provided by operating activities:	
Depreciation and amortization	19,067
(Increase) Decrease in:	
Prepaid expenses	4,505
Expense reimbursements receivable	(3,546)
Increase (Decrease) in:	
Accounts payable and accrued expenses	(5,468)
NET CASH PROVIDED BY OPERATING ACTIVITIES	(109,252)

CASH FLOWS FROM INVESTING ACTIVITIES

Decrease in security deposit	25,410
NET CASH PROVIDED BY INVESTING ACTIVITIES	25,410

CASH FLOWS FROM FINANCING ACTIVITIES

Members' capital withdrawals	(208,546)
NET CASH USED BY FINANCING ACTIVITIES	(208,546)
INCREASE IN CASH	(292,388)
CASH AT JANUARY 1, 2004	329,630
CASH AT DECEMBER 31, 2004	$ 37,242

The accompanying notes are an integral part of these financial statements.

-4-

CHELA TECHNOLOGY PARTNERS, LLC
(a limited liability company)

STATEMENT OF CHANGES IN MEMBERS' EQUITY

YEAR ENDED DECEMBER 31, 2004

BALANCE, BEGINNING OF YEAR	$ 407,948
NET INCOME	(123,810)
DISTRIBUTIONS TO MEMBERS	(208,546)
BALANCE, END OF YEAR	$ 75,592

The accompanying notes are an integral part of these financial statements.

CHELA TECHNOLOGY PARTNERS, LLC
(a limited liability company)

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2004

NOTE 1 - NATURE OF BUSINESS

Chela Technology Partners, LLC (a limited liability company) was organized in the State of New York on August 16, 1999 and began operations on September 1, 1999. The Company provides investment banking services to the technology and emerging telecommunications sectors including mergers and acquisitions advice, corporate restructurings and recapitalizations, and capital raising. On September 1, 2001, Chela Technology Partners, LLC (the "Company") acquired 100% of the common stock of Camargue Corporation a broker-dealer which merged into the Company. As a result of the merger, the Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers (NASD).

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash and Cash Equivalents

The Company considers all short-term, highly liquid instruments that are readily convertible to known amounts of cash and has an original maturity of three months or less to be cash equivalents.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Actual results could differ.

Property and Equipment

Depreciation and amortization are computed on a straight-line basis using estimated useful lives of the assets. Leasehold improvements are amortized over the shorter of the remaining term of lease or the useful life of the improvement utilizing the straight-line method.

Advisory Fees

The Company receives non-refundable monthly retainers from various clients as compensation for services rendered. In addition, upon the closing of a transaction, the Company receives as compensation a success fee usually determined as a percentage of the transaction amount.

CHELA TECHNOLOGY PARTNERS, LLC
(a limited liability company)

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2004

NOTE 3 – NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's Net Capital Rule 15c3-1, which requires that net capital, as defined, be at least the greater of $5,000 or one-fifteenth of aggregate indebtedness, as defined. At December 31, 2004, the Company's net capital computed in accordance with this rule was $ 21,046 as compared to a minimum requirement of $5,000. The ratio of aggregate indebtedness to net capital was 0.7411 to 1.

NOTE 4 – RELATED PARTY TRANSACTIONS

During 2004, the Company received advisory fees of $155,000 from one of its members.

CHELA TECHNOLOGY PARTNERS, LLC
(a limited liability company)

COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1

DECEMBER 31, 2004

NET CAPITAL

Members' Equity	$ 75,592
Less: Non-allowable assets	
Expense reimbursements receivable	3,546
Fixed assets	19,537
Prepaid expenses	1,864
Rent security deposit	4,000
Goodwill	25,000
Total Non-allowable assets	53,947
Net capital before securities haircuts	21,645
Haircuts	(599)
NET CAPITAL	21,046

MINIMUM NET CAPITAL REQUIRED
$5,000 or 6-2/3% of aggregate indebtedness
of $15,597, whichever is greater   5,000

EXCESS NET CAPITAL $ 16,046

CHELA TECHNOLOGY PARTNERS, LLC
(a limited liability company)

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS PURSUANT TO RULE 15c3-3

DECEMBER 31, 2004

The Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3 is not applicable to Chela Technology Partners, LLC at December 31, 2004.

CHELA TECHNOLOGY PARTNERS, LLC
(a limited liability company)

**INFORMATION RELATING TO THE POSSESSION OR CONTROL
REQUIREMENTS PURSUANT TO RULE 15c3-3**

DECEMBER 31, 2004

There are no items to report which would be a violation of Rule 15c3-3 requirement to reduce securities to possession or control. The reporting broker-dealer is exempt under Rule 15c3-3(k)(2)(i) in that it does not hold funds or securities for, or owe money or securities to customers.

CHELA TECHNOLOGY PARTNERS, LLC
(a limited liability company)

STATEMENT PURSUANT TO RULE 17a-5(d)(4)

DECEMBER 31, 2004

No material differences exist between the Computation of Net Capital Under Rule 15c3-1 or the Computation for Determination of the Reserve Requirements Under Rule 15c3-3 as reported in the accompanying auditor's report and as reported by Chela Technology Partners, LLC in Part IIA of Form X-17A-5 for the quarter ended December 31, 2004.

CHELA TECHNOLOGY PARTNERS, LLC

AUDITOR'S SUPPLEMENTARY REPORT
ON INTERNAL CONTROL

DECEMBER 31, 2004

DAVID M. BRICKMAN
CERTIFIED PUBLIC ACCOUNTANT

270 MADISON AVENUE, SUITE 1500
NEW YORK, NEW YORK 10016

(212) 687-7215
FAX: (212) 370-4024

To the Members
Chela Technology Partners, LLC

In planning and performing our audit of the financial statements of Chela Technology Partners, LLC for the year ended December 31, 2004, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal controls.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provision of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.

2. Recordation of differences required by rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of internal controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal controls and the practices and procedures are to provide management with reasonable, but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles.

Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control component does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material aspects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices were adequate at December 31, 2004, to meet the SEC's objectives.

This report is intended solely for the information and use of the Member, management, the SEC, the National Association of Securities Dealers, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

New York, NY
February 25, 2004